FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of   October 2007

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

Dan Suesskind, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-941-1717
George Barrett, Corp. Exec. V.P. - Global Pharmaceutical Markets Chief Executive Officer	Teva Pharmaceutical Industries Ltd. Teva North America	(215) 591-3030
Liraz Kalif / Kevin Mannix, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215) 591-8912

For Immediate Release

TEVA REPORTS THIRD QUARTER 2007 RESULTS

Jerusalem, Israel, **October 30, 2007** - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today announced its financial results for the third quarter ended September 30, 2007.

Third Quarter Highlights

- Net sales of $2,366 million, up 4 percent over the third quarter of 2006 - a quarter that included three of the industry's largest marketing exclusivities.

- Net income of $525 million compared to $606 million in the comparable quarter of 2006.

- Diluted EPS of $0.64 compared to diluted EPS of $0.74 in the prior year quarter.

- Record-breaking global in-market sales for Copaxone® of $441 million; up 24 percent year-over year; and a year-over-year increase of 34 percent for global respiratory sales.

Shlomo Yanai, Teva's President and CEO said, "This was another very strong quarter for Teva, a quarter which once again demonstrated the soundness and strength of our balanced business model. Despite the very challenging comparisons to the third quarter of 2006 - a quarter during which we had exclusivity on three of the largest products in our industry's history - sales were up by 4%. Contributions from across our businesses and geographies once again fueled our growth, with especially strong performances in Western and Eastern Europe."

Mr. Yanai added, "This was also an excellent quarter for Copaxone®, which is now the leading therapy for multiple sclerosis in the U.S., the world's largest market, and which continues to capture the largest share of the growth in the global MS market."

Other Key Third Quarter Financial Data and Events

Net sales for the quarter reached $2,366 million, an increase of 4 percent over $2,286 million in the comparable quarter of 2006.

Net income for the quarter was $525 million, or $0.64 diluted earnings per share, compared to net income of $606 million, or $0.74 diluted earnings per share, in the same period last year.

Sales in all of Teva's businesses outside of the U.S. were positively impacted by favorable exchange rates, which increased sales by approximately $78 million. However, our businesses also recorded increased expenses due to these currency movements. Overall, changes in these exchange rates had a negligible effect on our operating profit and net income.

Teva's third quarter **North American pharmaceutical sales** (including Copaxone®), which accounted for 59 percent of total pharmaceutical sales, were $1,315 million, compared to $1,365 million in the third quarter of 2006, a quarter that included the exclusive launches of Sertraline and continued marketing exclusivity for Simvastatin and Pravastatin. pharmaceutical sales in North America benefited from significantly higher sales of oxycodone and 27 newly launched products in 2007, mainly Amlodipine/Benazapril and Bupropion XL 300mg, significantly higher sales of branded respiratory products, mainly ProAirTM (albuterol HFA), and increased sales of Copaxone®.

As of October 24, 2007, Teva had 150 abbreviated new drug applications awaiting final FDA approval. Collectively, the brand products covered by these applications have annual U.S. sales of approximately $88 billion. Teva believes it is the first to file on 43 of these applications relating to products whose annual U.S. branded sales are over $38 billion.

The Company recorded **European pharmaceutical sales** (including Copaxone®) of $567 million, up 22 percent over the comparable year's third quarter. This increase was driven by strong generic and respiratory sales primarily in the U.K. and increased Copaxone® sales throughout Western Europe. European pharmaceutical sales represented 25 percent of total pharmaceutical sales this quarter. As of September 30, 2007, Teva had 147 compounds pending submissions awaiting final approval in various European countries, corresponding to 308 formulations and 2,481 dossiers.

Teva's **international pharmaceutical sales** (including Copaxone®), which accounted for approximately 16 percent of total pharmaceutical sales, increased 12 percent in the quarter to $354 million, driven primarily by higher sales in Central and Eastern Europe (CEE) and Israel. Teva generated approximately 6 percent of its total pharmaceutical sales in Latin America, 4 percent in Israel and 5 percent in CEE.

Global in-market sales of Copaxone® amounted to $441 million, a 24 percent increase over the comparable quarter of 2006, including 24 percent growth in the U.S. driven by both increased unit sales and price increases. In-market sales outside the U.S., mainly in Europe, increased by 25 percent to $160 million, and represented improved performance in several major European markets: Germany, France, Spain, and the U.K. Global in-market sales of **Azilect®**, for the treatment of Parkinson's disease, reached $33 million in the quarter compared with $16 million in the third quarter of 2006, an increase of 106 percent over the comparable quarter. Azilect® is now available in 29 countries.

Teva's **global respiratory business** recorded $179 million in sales in the third quarter of 2007, a 34 percent increase over the comparable quarter in 2006. The increase was fueled primarily by higher sales of ProAir™ in the U.S. as well as other respiratory products in Europe.

Total API sales, including internal sales to Teva's pharmaceutical businesses, were $326 million, an increase of 2 percent compared to the third quarter of 2006. **API sales to third parties** were $130 million in the third quarter of 2007, compared to $141 million in the third quarter of 2006.

Net R&D spending for the quarter grew 4 percent compared to the third quarter of 2006 and reached $141 million, more than half of which was expended for generic R&D.

SG&A expenses, amounted to $458 million or 19 percent of net sales, in the third quarter of 2007, as compared to $404 million or 18 percent of net sales in the third quarter of 2006 and to $469 million or 20 percent of net sales in the second quarter in 2007. The increase from the comparable quarter reflects higher profit sharing settlements with third parties, as well as a larger proportion of branded sales – both innovative (primarily Azilect®) and generic products – with their higher marketing expenses.

Cash flow from operations in the third quarter amounted to $332 million, and overall cash and other liquid assets at September 30, 2007 amounted to $3.1 billion.

Dividend
The Board of Directors, at its meeting on October 29, 2007, declared a cash dividend for the third quarter of 2007 of NIS 0.40 (approx. 10 cents according to the rate of exchange on October 29, 2007) per share. The record date will be November 6, 2007, and the payment date will be November 21, 2007. Tax will be withheld at a rate of 16.5 percent.

Conference Call
Teva will host a conference call to discuss the Company's third quarter results today at 08:30 AM ET. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com.   Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's web site.

Alternatively, a replay of the call will be available until November 6, 2007 at 11:59 PM (ET). For international callers please dial +1-(201)-612-7415, from the USA dial +1-(877)-660-6853. To access the replay please enter both Account #: 3055 and Conference ID#: 258957.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which Teva may obtain U.S. market exclusivity for certain of its new generic products and regulatory changes that may prevent Teva from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra®, Neurontin®, Lotrel®, and Famvir®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, Teva's ability to successfully identify, consummate and integrate acquisitions, potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Consolidated Statements of Income

(Unaudited, U.S Dollars in millions, except earnings per share)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
NET SALES	2,366	2,286	6,832	6,131
COST OF SALES	1,116	1,024	3,302	2,974
GROSS PROFIT	1,250	1,262	3,530	3,157
RESEARCH AND DEVELOPMENT EXPENSES – net	141	135	413	358
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	458	404	1,383	1,095
ACQUISITION OF R&D IN PROCESS	-	-	-	1,248
IMPAIRMENT AND RESTRUCTURING EXPENSES	-	-	-	31
OPERATING INCOME	651	723	1,734	425
FINANCIAL EXPENSES– net	3	28	39	99
INCOME BEFORE INCOME TAXES	648	695	1,695	326
PROVISION FOR INCOME TAXES	125	88	313	232
	523	607	1,382	94
SHARE IN PROFIT (LOSS) OF ASSOCIATED COMPANIES - NET	2	-	2	(5)
MINORITY INTERESTS	-	1	2	3
NET INCOME	525	606	1,382	86

EARNINGS PER SHARE: ($)	**Basic**	0.68	0.79	1.80	0.11
Diluted ($)		0.64	0.74	1.69	0.11
WEIGHTED AVERAGE NUMBER OF SHARES:	**Basic**	770	767	767	752
Diluted		832	834	829	784

ADJUSTED NET INCOME:*		525	606	1,382	1,434
ADJUSTED EARNINGS PER SHARE:* **($)**	**Basic**	0.68	0.79	1.80	1.91
Diluted ($)		0.64	0.74	1.69	1.77
WEIGHTED AVERAGE NUMBER OF SHARES:	**Basic**	770	767	767	752
Diluted		832	834	829	819

*See reconciliation attached

Reconciliation Between Reported and adjusted Net Income

(Unaudited, U.S Dollars in millions, except earnings per share)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
REPORTED NET INCOME	525	606	1,382	86
ACQUISITION OF R&D IN PROCESS	-	-	-	1,248
INVENTORY STEP - UP	-	-	-	95
IMPAIRMENT AND RESTRUCTURING EXPENSES	-	-	-	31
ACQUISITION OF R&D IN PROCESS IN ASSOCIATED COMPANIES	-	-	-	6
TAX APPLICABLE TO THE ABOVE ITEMS	-	-	-	(32)
ADJUSTED NET INCOME	525	606	1,382	1,434
DILUTED EARNINGS PER SHARE: ($) **REPORTED**	0.64	0.74	1.69	0.11
ADJUSTED ($)	0.64	0.74	1.69	1.77

Balance Sheet Data

(Unaudited, U.S Dollars in millions)

	September 30	December 31
	2007	**2006**
ASSETS		
CURRENT ASSETS	9,132	7,640
INVESTMENTS & OTHER ASSETS	717	613
FIXED ASSETS – net	2,426	2,193
INTANGIBLE ASSETS - net	1,927	1,987
GOODWILL	8,293	8,038
TOTAL ASSETS	**22,495**	**20,471**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	5,218	4,071
LONG-TERM LIABILITIES	4,320	5,223
MINORITY INTERESTS	38	35
SHAREHOLDERS' EQUITY	12,919	11,142
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**22,495**	**20,471**

	Three Months Ended September 30,		% Change	% of Total
	2007	2006		2007
	(U.S Dollars in millions)			
Sales by Geographical Areas				
North America	1,373	1,427	(4)%	58%
Europe*	601	523	15%	25%
International	392	336	17%	17%
Total	**2,366**	**2,286**	**4%**	**100%**
Sales by Business Segments				
Pharmaceutical	2,236	2,145	4%	95%
A.P.I.**	130	141	(8)%	5%
Total	**2,366**	**2,286**	**4%**	**100%**
Pharmaceutical Sales				
North America	1,315	1,365	(4)%	59%
Europe*	567	464	22%	25%
International	354	316	12%	16%
Total	**2,236**	**2,145**	**4%**	**100%**

* Western Europe and Hungary
** Sales to third parties only

	Nine Months Ended September 30,		% Change	% of Total
	2007	**2006**		**2007**
	(U.S Dollars in millions)			
Sales by Geographical Areas				
North America	3,927	3,729	5%	57%
Europe*	1,760	1,479	19%	26%
International	1,145	923	24%	17%
Total	**6,832**	**6,131**	**11%**	**100%**
Sales by Business Segments				
Pharmaceutical	6,411	5,696	13%	94%
A.P.I.**	421	435	(3)%	6%
Total	**6,832**	**6,131**	**11%**	**100%**
Pharmaceutical Sales				
North America	3,727	3,507	6%	58%
Europe*	1,644	1,337	23%	26%
International	1,040	852	22%	16%
Total	**6,411**	**5,696**	**13%**	**100%**

* Western Europe and Hungary
** Sales to third parties only



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                       Name: Dan Suesskind
                                       Title: Chief Financial Officer

Date: October 30, 2007